UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

HERON LAKE BIOENERGY, LLC

(Name of Issuer)

Class A and Class B units

(Title of Class of Securities)

None

(CUSIP Number)

Davis, Brown, Koehn, Shors & Roberts, P.C.

Attn: Amy R. Piepmeier

215 Tenth Street, Suite 1300

Des Moines, IA 50309

515-288-2500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 6, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box : ☐   .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: None
1.	Name of Reporting Persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Granite Falls Energy, LLC 41-1997390
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). WC, BK, OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Minnesota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		7.	Sole Voting Power 39,420,949
		8.	Shared Voting Power 0
		9.	Sole Dispositive Power 39,420,949
		10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,420,949
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 50.58%
14.	Type of Reporting Person 00 (LLC)

CUSIP No.: None
1.	Name of Reporting Persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Project Viking, L.L.C. 25-1922419
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). WC, BK, OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Minnesota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		7.	Sole Voting Power 39,420,949
		8.	Shared Voting Power 0
		9.	Sole Dispositive Power 39,420,949
		10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,420,949
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 50.58%
14.	Type of Reporting Person 00 (LLC)

Amendment No. 5 to Schedule 13D

The Schedule 13D filed with the Securities and Exchange Commission on October 21, 2008, as amended and supplemented by Amendment No. 1 filed with the Securities and Exchange Commission on July 9, 2010, Amendment No. 2 filed with the Securities and Exchange Commission on December 3, 2010, Amendment No. 3 filed with the Securities Exchange Commission on May 25, 2011, and Amendment No. 4 filed with the Securities Exchange Commission on August 12, 2013 (as amended, “Schedule 13D”). This Amendment No. 5 to Schedule 13D (this “Amendment”) is filed by the Reporting Persons in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, and refers only to information that has materially changed since the filing of the Schedule 13D. Pursuant to this Amendment, the items identified below, or the particular paragraphs of such items which are identified below, are amended as set forth below. Except as set forth in this Amendment, Schedule 13D is not being amended and remains in full force. Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in Schedule 13D.

Item 2.Identity and Background.

The Reporting Persons hereby restate the disclosures contained in Item 3 of the Schedule 13D, which are hereby incorporated by reference.  The disclosure in Item 3 is hereby amended as follows:

•

Schedule A incorporated by reference in Item 2 is hereby replaced in its entirety by the Schedule A hereto, and incorporated herein. Schedule A is a chart setting forth the name, business address, present principal occupation or employment (along with the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each governor and executive officer of GFE (collectively, the “Schedule A Persons”), in each case as of the date hereof.

During the last five years, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the Schedule A Persons or Schedule B Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the Schedule A Persons or Schedule B Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.Purpose of Transaction.

The Reporting Persons hereby restate the disclosures contained in Item 4 of the Schedule 13D, which are hereby incorporated by reference.  The disclosure in Item 4 is hereby supplemented by adding the following at the end thereof:

Pursuant to the Member Control Agreement, the Reporting Persons may participate in and influence the affairs and strategic direction of the Issuer through the exercise of their voting rights with respect to Units owned by the Reporting Persons. On February 28, 2017 the Issuer filed its Definitive Proxy Statement on Schedule 14A including certain proposals for vote by the members of Issuer. Specifically, Proposal 3 included in Issuer’s Definitive Proxy Statement proposes to adopt changes to the Member Control Agreement to: (a) “opt-in” and elect governance under the Minnesota Revised Uniform Limited Liability Company Act (the “New LLC Act”) and make related definition revisions and consistency and wording changes to the Member Control Agreement; and (b) adopt certain tax audit procedures to be consistent with recent IRS regulatory changes to large partnership audit procedures.  The Reporting Persons have thoroughly reviewed the definitive proxy filed by the Issuer, believe that Proposal 3 is beneficial to the interests of the Issuer's unitholders and intend to vote FOR Proposal 3.

The Reporting Persons disclaim any intent, and does not reserve the right to engage in any contested solicitation regarding Issuer’s Proposal 1  (approval of executive compensation) or Proposal 3 (the election of one governor of Issuer). Pursuant to the Member Control Agreement, the Reporting Persons are prohibited from voting in the election of governors as Project Viking is an appointing member.

The Reporting Persons may from time to time in the future express their views to and/or meet with management, the Board of Directors of the Issuer or third parties. The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the business of the Issuer, financial condition, results of operations, prospects and market valuation, general economic and industry conditions, the securities markets in general and those for the Units or other securities of the Issuer in particular, as well as other developments, and other investment opportunities. Based upon such review, the capital available to the Reporting Persons, and the availability of Units or other securities of the Issuer at prices that would make the purchase or sale of such Units or other securities desirable, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing, from time to time, which may, subject to the provisions and restrictions of the Member Control Agreement, include further acquisitions of Units or other securities of the Issuer or disposal of all or a portion of the Units or other securities of the Issuer now owned or hereafter acquired by such Reporting Person on the open market or in private transactions on such terms and at such times as the Reporting Person may deem advisable.

Except as otherwise set forth herein, as of the date of this Amendment, none of the Reporting Persons has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law and the Member Control Agreement, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions (including actions regarding the Issuer’s business, strategies, assets, company governance, board of governors composition, and other matters related to the Issuers that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of this Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing.

The Reporting Persons may also take any other action with respect to the Issuer, its Units, or its other securities in any manner permitted by law.

Item 5.Interest in Securities of the Issuer.

(a)As of the date hereof, the Reporting Persons beneficially own the following Units.

Beneficial ownership of GFE and Project Viking as of February 28, 2017:

Class of Units	Aggregate Number Owned	Percentage
Class A Units	24,420,949	38.81%
Class B Units	15,000,000	100.00%
Total Units	39,420,949	50.58%

All information as to percentage ownership of the Issuer’s Units set forth in this Amendment is based on 77,932,107 Units of the Issuer issued and outstanding as of February 28, 2017, consisting of 62,932,107 Class A Units and 15,000,000 Class B Units, as reported in the Issuer’s in its Definitive Proxy Statement filed with the Securities and Exchange Commission on February 28, 2017.

(b)Project Viking has the sole power to vote, direct the vote, dispose or direct the disposition of the 39,420,949 Units beneficially owned by Project Viking. As the holder of 100% of the membership interests of Project Viking, GFE has the sole power to vote, direct the vote, dispose or direct the disposition of the 39,420,949 Units beneficially owned by Project Viking.

(c)Since the last filing of this Schedule 13D on August 12, 2013, the following Units of Issuer were acquired:

Project Viking acquired a total of 340,000 Class A Units on September 18, 2013 pursuant to the conversion of $102,000 in principal amount of Interim Subordinated Notes at a conversion price of $0.30.

(d)Not applicable.

(e)Not applicable.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this Amendment is true, complete and correct.

Dated:  March 7, 2017

Granite Falls Energy, LLC

By:/s/ Stacie Schuler

Its:Chief Financial Officer

Project Viking, L.L.C.

By:/s/ Paul Enstad

Its:Chairman

Schedule A

The following tables set forth the name, present principal occupation or employment (along with the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each governor and executive officer of Granite Falls Energy, LLC. The country of citizenship of each governor and executive officer is the United States of America, with the exception of Marten Goulet, who is a citizen of Canada.  The business address of each director and executive officer is: c/o Granite Falls Energy, LLC, 15045 Highway 23 S.E., Granite Falls, Minnesota 56241.

Governors:

Name	Principal Occupation or Employment
Paul Enstad	Chairman and Governor of GFE and HLBE; farmer
Rodney Wilkison	Vice Chairman and Governor of GFE and HLBE; financial consultant
Dean Buesing	Secretary and Governor of GFE; Governor of HLBE; farmer
Leslie Bergquist	Governor of GFE and HLBE; farm manager for Fagen Farms; consultant for Bergquist Consulting Corp.
Marten Goulet	Governor of GFE and HLBE; Chief Financial Officer of Wagner Construction, Inc.
Sherry Jean Larson	Governor of GFE; chief financial officer of Quam Construction
Kenton Johnson	Governor of GFE; Alternate Governor of HLBE; farmer
Bruce LaVigne	Governor of GFE; Managing Director of Red Lake Resources, Ltd., and Chief Executive Officer of Secluded Properties Limited.
Michael Lund	Governor of GFE; farmer; owner of sales agency for Pioneer Hi-Bred
Martin Seifert	Alternate Governor of GFE and HLBE; lobbyist with Flaherty and Hood, P.A.

Executive Officers:

Name	Principal Occupation or Employment
Steve Christensen	Chief Executive Officer and General Manager of GFE and HLBE
Stacie Schuler	Chief Financial Officer of GFE and HLBE